

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 2, 2008

Mr. Wayne Schoonmaker, Chief Financial Officer
Independence Lead Mines Company
P. O. Box 717
Wallace, Idaho 83873

> **Re:** **Independence Lead Mines Company**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **Filed September 26, 2008**
> **Response Letter Dated September 26, 2008**
> **File No. 1-316**

Dear Mr. Schoonmaker:

We have reviewed your amended filing and have the following comment. We have limited our review of your filing to that issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A-2

Item 8A Controls and Procedures

Management's Report on Internal Control over Financial Reporting

1. Your revised disclosure states that you determined that there was a material weakness affecting your internal controls over financial reporting and, as a result of that weakness, your disclosure controls and procedures were not effective as of December 31, 2007. Therefore, it does not appear that you have disclosed management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2007 pursuant to Item 308T(a)(3) of Regulation S-K.

Your disclosure further states that failure to perform or complete management's assessment on internal control over financial reporting impacted your conclusions regarding the effectiveness of your internal controls and procedures as of the end of fiscal year 2007, with a resulting material weakness. You state that you have not and do not intend to engage in any remediation efforts as you plan to merge with another entity at which time you will be dissolved and no longer continue in existence. However, a plan of merger does not provide relief from the requirements to perform an assessment of internal controls over financial reporting pursuant to Item 308 of Regulation S-K.

Therefore, please clarify whether management have performed its assessment of internal controls over financial reporting as of December 31, 2007. If so, please revise to disclose management's assessment, including all material weaknesses and remediation efforts. If your management has not completed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting, including a discussion of all material weaknesses that you identified in connection with your evaluation.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or me at (202) 551-3461 if you have questions regarding this comment.

Sincerely,

Chris White
Branch Chief

cc: Charles A. Cleveland